UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Nationstar Mortgage Holdings, Inc.

File No. 333-174246 - CF#27841

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Nationstar Mortgage Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 20, 2012 and refiled with additional redactions on February 3, 2012.

Based on representations by Nationstar Mortgage Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.32	through January 15, 2013
Exhibit 10.36	through January 15, 2013
Exhibit 10.41	through December 22, 2013
Exhibit 10.47	through December 22, 2013
Exhibit 10.48	through December 22, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel